                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)



                            INTERACTIVE NETWORK, Inc.
                -------------------------------------------------

                                (Name of Issuer)

                           Common Stock, NO PAR VALUE
                -------------------------------------------------

                         (Title of Class of Securities)

                                   45837P 108
                -------------------------------------------------

                                 (CUSIP Number)

         Bruce w. Bauer                                    with a copy to:
     Interactive Network, Inc.                          Morrison & Foerster LLP
      1161 Old County Road                                425 Market Street
       Belmont, Ca. 94002                              San Francisco, Ca. 94105
         (650) 408-8793                                     (415) 268-7000
                                                        Attn: Robert S. Townsend
               --------------------------------------------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 14, 1999
                -------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule. including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 45837P 108                                           Page 1 of 7 Pages
================================================================================
(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         BRUCE W. BAUER
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group                (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds

         Not applicable
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         UNITED STATES
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         2,150,500
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           7,814,589
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,150,500
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         10,262,939
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         24.95%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person

         IN
--------------------------------------------------------------------------------

CUSIP No. 45837P 108                                           Page 2 of 7 Pages

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         JOHN J. BOHRER
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group                (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds

         Not applicable
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         UNITED STATES
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         222,850
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           7,814,589
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           222,850
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         10,262,939
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         24.95%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person

         IN
--------------------------------------------------------------------------------

                                                               Page 3 of 7 Pages

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         WILLIAM H. GREEN
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group                (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds

         Not applicable
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         UNITED STATES
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         75,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           7,814,589
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           75,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         10,262,939
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         24.95%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person

         IN
--------------------------------------------------------------------------------

                                                               Page 4 of 7 Pages

                  This Statement constitutes Amendment No. 1 to the Statement on
Schedule 13D filed with the Securities Exchange Commission (the "Commission") by the parties to a Voting Trust Agreement dated April 23, 1999 (the "Voting Agreement"), executed in connection with a settlement agreement between Interactive Network, Inc. (the "Company") and certain other parties. The Voting Agreement was filed as an exhibit to the Company's Form 8-K Report, filed with the Commission on April 29, 1999.

ITEM 2.           IDENTITY AND BACKGROUND

This Statement constitutes the joint filing by Bruce W. Bauer, President, Chief Executive Officer and Director of the Issuer, John J. Bohrer, Secretary, Treasurer and Director of the Issuer and William H. Green, a member of the Board of Directors of the Issuer (collectively, the "Reporting Persons"). The name, residence or business address and principal occupation of each of the Reporting Persons is shown below. None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years. In the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the Reporting Persons are United States citizens.

NAME                           ADDRESS                                    PRINCIPAL OCCUPATION
------------------------------ ------------------------------------------ -----------------------------------
Bruce W. Bauer                 Interactive Network                        Chairman of the Board of
                               1161 Old County Road                       Directors, President and
                               Belmont, California 94002                  CEO of the Issuer
------------------------------ ------------------------------------------ -----------------------------------
John J. Bohrer                 7205 Sugar Ridge Road                      Director, Secretary and
                               Corpus Christi, Texas 78413                Treasurer of the Issuer
------------------------------ ------------------------------------------ -----------------------------------
William H. Green               17561 Baywood Drive                        Director, Vice President of
                               Omaha, NE  68130                           D.S.I. Corporation,
                                                                          Independent Investor
------------------------------ ------------------------------------------ -----------------------------------

                  On July 14, 1999, Mr. Donald Graham resigned from the Company's board of directors and from the Committee of Independent Persons (the "Voting Committee") under the Voting Agreement (as defined in the Voting Agreement) for personal reasons. Under Section 2 of the Voting Agreement, if any of the original members of the Voting Committee shall resign or become incapacitated, he shall first be replaced by William Green, if William Green is then available and willing to serve. Mr. Green accepted the duties as a member of the Voting Committee upon Mr. Graham's resignation. All provisions of the Voting Agreement remain in effect, unaffected by this change in the makeup of the Voting Committee.

ITEM 4.           PURPOSE OF TRANSACTION

                  The Reporting Parties have entered into the Voting Agreement in order to carry out the terms of the settlement as agreed to by the Settling Parties. Mr. Donald Graham has resigned as a member of the Voting Committee. Pursuant to the terms of the Voting Agreement, Mr. William Green has been appointed as a member of the Voting Committee.

                                                               Page 5 of 7 Pages

ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER

                  (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover page of this Amendement No. 1 to Schedule 13D are incorporated herein by reference.

                  (b) The responses of the Reporting Persons to Rows (7) through
(10) of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

                  (c) Mr. Bruce Bauer, Mr. John Bohrer and Mr. Donald Graham each received shared voting power over 7,814,589 shares of Common Stock as of April 23, 1999, the date of signature of the Voting Agreement. Pursuant to the Voting Agreement, Mr. William Green replaced Mr. Graham on July 14, 1999, and received shared voting power, along with Mr. Bauer and Mr. Bohrer over the 7,814,589 shares of Common Stock on that day. Each of the Reporting Persons have shared voting power and no dispositive power over 7,814,589 shares of Common Stock pursuant to the Voting Agreement.

                  (d) To the best knowledge of the Reporting Persons, the right to receive dividends on and the proceeds from the sale of the shares subject to the Voting Agreement is held by the record owners of those shares, respectively.

                  (e) Mr. Donald Graham ceased to be a member of the Voting Committee on July 14, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  To the knowledge of each Reporting Person on the date hereof, no Reporting Person has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies, except:

                  (a) The Reporting Persons have agreed pursuant to the Voting Agreement to direct the votes of the parties to the Settlement Agreement on all matters that require such a vote with the exception of any matter regarding Mr. David Lockton, formerly President and Chief Executive Officer of the Issuer or certain other major events of the Issuer which are described in the Voting Agreement (incorporated by reference herein).

                  (b) Bruce W. Bauer holds options to purchase (i) 150,000 shares of Common Stock at an exercise price of $0.09 per share granted to him on October 27, 1995, which option is exercisable in full and expires on October 27, 2000, (ii) 900,000 shares of Common Stock at an exercise price of $0.21 per share granted to him on June 14, 1998, which option is exercisable in full and expires on June 14, 2003 and (iii) 1,000,000 shares of Common Stock at an exercise price of $0.59 per share granted to him on June 16, 1999, which option is exercisable in vote and expires on June 15, 2004. Mr. Bruce Bauer has no voting rights with respect to these shares to the extent the options are unexercised.

                                                               Page 6 of 7 Pages

                  (c) John J. Bohrer holds options to purchase 100,000 shares of Common Stock at an exercise price of $0.09 per share granted to him on October 27, 1995, which option is exercisable in full and expires on October 27, 2000 and (ii) 50,000 shares of Common Stock at an exercise price of $0.77 per share granted to him on May 17, 1999, which option is exercisable in full and expires on May 17, 2004. Mr. John Bohrer has no voting rights with respect to these shares to the extent the options are unexercised.

                  (d) William H. Green holds options to purchase (i) 25,000 shares of Common Stock at an exercise price of $0.42 per share granted to him on February 26, 1999, which option is exercisable in full and expires on February 26, 2004 and (ii) 50,000 shares of Common Stock at an exercise price of $0.77 per share granted to him on May 17, 1999, which option is exercisable in full and expires on May 17, 2004. Mr. William H. Green has no voting rights with respect to these shares to the extent the options are unexercised.

                                                               Page 7 of 7 Pages

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: April 13, 2000                                /s/ Bruce W. Bauer
                                                     ---------------------------
                                                     Bruce W. Bauer




                                                     /s/ John J. Bohrer
                                                     ---------------------------
                                                     John J. Bohrer




                                                     /s/ William H. Green
                                                     ---------------------------
                                                     William H. Green